August 9, 2011

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2009

Filed July 20, 2011

File No. 0-29922

Dear Mr. Phippen:

Tombstone Exploration Corporation, a Canadian corporation (the “Company”), has received and reviewed your letter of August 2, 2011, pertaining to the Company’s Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2009 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on July 20, 2011.

Specific to your comments, our draft responses below are submitted in draft form for your review.

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 2, 2011.

Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page F-1

1.

As stated by Louise M. Dorsey, Associate Chief Accountant, in her letter to Mr. Alan M. Brown dated February 14, 2011 you should provide cumulative financial data on an unaudited basis and label the cumulative financial data as “Unaudited” at the top of the appropriate columns.  In addition, the report of your independent registered public accounting firm should not refer to cumulative financial data or other auditors.  Please revise.

RESPONSE: We have revised our Filing to label the cumulative column as “unaudited” and our independent registered public accounting firm has revised their audit opinion and removed all references to the cumulative financial data.

Notes to Consolidated Financial Statements, page F-6

Note 4. Common Shares, page F-10

2.

We reviewed your response to comment 11 in our letter dated December 17, 2010.  Please provide us with a detailed discussion of you accounting for consulting and other service agreements pursuant to which common shares are issued in payment and discuss the basis in GAAP for your accounting citing the authoritative literature applied.  In doing so, please tell us:

•

The contractual term or range of terms of the agreements;

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The contractual provisions relating to issuance of common stock and/or other equity securities (e.g. provisions that determine the nature and scope of the share-based payments);

•

When common stock and/or other equity securities are issued (e.g. when the agreements are entered into, as services are performed or when the services specified in the agreements have been completed) and the vesting terms of the share-based payments;

•

How you recognize, accrue and/or amortize the value of the services/equity instruments that are or will be issued; and

•

Your basis in GAAP for recording common stock subscribed for common shares authorized for issuance in payment of services.

RESPONSE:

We account for consulting and other agreements in accordance with ASC 718, Compensation – Stock Compensation.  All issuances of common shares are valued at either the fair value of goods or services received, or the fair value of the equity instruments, whichever is more reliable.  All terms of service contracts are normally less than one year, are due and vest immediately, and there are no rights of return of the common stock; therefore, the fair value of all common stock for services is recorded at the earlier of the date where a commitment with the contracting party has been reached/date of settlement within the agreement, or when the board of directors approved the issuance of the common shares.  Given the uncertain nature of the fair value of the services provided, we have used the fair value of the equity instruments based on the end-of-day trading price of the Company’s stock on the OTCBB.

For common shares subscribed, the fair value is based on above, and is normally recorded when the board has authorized the issuance of the common shares, but notice of the issuance has not been made to the Company’s transfer agent.  As at December 31, 2009, the Company had 1,000,000 common shares issuable relating to professional services which was due as at December 31, 2009 but not issuable.  The common stock subscribed was valued at $0.064 per share which was the closing price of the Company’s common stock on December 31, 2009.

In connection with the Company’s responding to the comments set forth in the August 2, 2011 letter, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies.

Very truly yours,

Tombstone Exploration Corporation

/s/ Alan Brown

By: Alan Brown

Title:  President and Chief Executive Officer

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